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                                                                    EXHIBIT 99.3

                         ALPHA TECHNOLOGIES GROUP, INC.
                               SHARES OF COMMON STOCK
                     OFFERED PURSUANT TO RIGHTS DISTRIBUTED
               TO STOCKHOLDERS OF ALPHA TECHNOLOGIES GROUP, INC.

To Securities Dealers, Commercial Banks,  ATTN: PROXY DEPARTMENT HEAD
Trust Companies and Other Nominees:       REORGANIZATION DEPARTMENT HEAD

   Enclosed are a Prospectus, dated      , 2000 (the "Prospectus"), and Rights
Exercise Agreement (the "Agreement") relating to the offer to purchase shares of common stock, par value $.03 per share, of Alpha Technologies Group, Inc.
(the "Company"), at a price of $    per share, in cash, pursuant to non-
transferable subscription rights (the "Rights"). The Rights were distributed to holders of record of common stock as of the close of business on October 20, 2000 (the "Record Date"). The Rights are described in the Prospectus and evidenced by the Agreement with respect to the Rights registered in your name or the name of your nominee on the books of the Company.

   These beneficial owners are entitled to one right for each 25 shares of such common stock.

   We are asking you to contact your clients for whom you hold shares of common stock to obtain instructions with respect to the Rights.

   You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Except for the costs incurred by American Stock Transfer & Trust Company as the subscription agent (which are as described in the Prospectus) all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of Rights will be for the account of the owner of the Rights, and none of such commissions, fees or expenses will be paid by American Stock Transfer & Trust Company. However, the Company will pay all transfer taxes, if any, applicable to the sale of shares of common stock upon the exercise of Rights.

   Enclosed are copies of the following documents:

  1. The Prospectus;

  2. The "Alpha Technologies Group, Inc. Rights Exercise Agreement" (including Instructions For Certification of Taxpayer Identification on Substitute Form W-9);

  3. A form of letter which may be sent to your clients for whose accounts you hold shares of the Company's common stock registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Rights;

  4. A form of Notice of Guaranteed Delivery; and

  5. A return envelope addressed to American Stock Transfer & Trust Company, the subscription agent.

   Your prompt action is requested. The Rights will expire at 5:00 P.M., New
York City time, on      , 2000, unless extended by the Company, at its
discretion, to a date not later than      , 2000 (the "Expiration Date"). To
exercise Rights, a properly completed and executed Rights Exercise Agreement and payment in full for all shares of common stock purchased pursuant to the exercise of such Rights must be delivered to American Stock Transfer & Trust Company as the subscription agent as indicated in the Prospectus prior to 5:00 P.M., New York City time, on the Expiration Date. Additional copies of the enclosed materials may be obtained from American Stock Transfer & Trust Company as the subscription agent.

                                          Very truly yours,

                                          Lawrence Butler
                                          Chairman, Chief Executive Officer

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